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*AB 3/5

SEC ... MISSION

13011862

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Schottenfeld Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Risi **212-300-2247**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schottenfeld Group LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gail M Parker
Notary Public, State of New York
NO 01PA6126374
Qualified in New York County
Commission Expires May 02, 2013

Gail M. Parker
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schottenfeld Group, LLC

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member
Schottenfeld Group, LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Schottenfeld Group, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schottenfeld Group, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

Schottenfeld Group, LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 6,633
Due From Clearing Broker	1,415,008
Prepaid Expenses	33,539
Total assets	$ 1,455,180
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Due to affiliate	$ 56,916
Accounts payable and accrued expenses	178,269
Total liabilities	235,185
Members' Capital	1,219,995
Total liabilities and members' capital	$ 1,455,180

See Notes to Statement of Financial Condition.

Schottenfeld Group, LLC

Notes to Statement of Financial Condition

Note 1. Description of Organization

Organization and Business: Schottenfeld Group, LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker-dealer in June 2004. The Company provides commission-based agency services to its institutional clients, including certain related parties as described in Note 6. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

The Company's operating agreement provides for the allocations of profits and losses to the members in proportion to respective capital interests.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Note 2. Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Due From Clearing Broker: Amounts due from clearing broker relating to trades pending settlement are netted by the broker in the statement of financial condition.

Revenue Recognition: Commission income and expense and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Income Taxes: As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions.

Note 2. Significant Accounting Policies (Continued)

The Company is generally not subject to examination by U.S. federal taxing authorities for tax years before 2012 and the state taxing authorities for tax years before 2009.

Recently Adopted Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

In June 2011, the FASB issued new guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in members' equity. This guidance was effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Company's effective date was January 1, 2012. The adoption of this guidance did not have an impact on the financial position or results of operations.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3. Due From Clearing Broker

Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2012. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1,250,000.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,185,856, which was $1,085,856 in excess of its required net capital of $100,000. The Company's net capital ratio was .1983 to 1.

Note 5. Financial Instruments and Risk

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

Note 5. Financial Instruments and Risk (Continued)

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Note 6. Related Party Transactions

The Company provides brokerage services to an affiliate, Schottenfeld Associates, L.P. ("SA"), which is managed and controlled by one of the members of the Company. During the year ended December 31, 2012, the Company earned $5,825 in commissions for brokerage services provided to SA.

Roadrunner Capital Partners, LLC ("Roadrunner") is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Pursuant to an expense-sharing agreement with Roadrunner, the Company is responsible for certain direct costs related to the occupancy of office facilities. For the year ended December 31, 2012, the Company paid for occupancy of office facilities in the amount of $206,000.

The Company also maintains an expense-sharing agreement with another affiliated entity, Koyote Trading, LLC ("Koyote"). The Company provides Koyote with administrative and managerial resources and is reimbursed periodically pursuant to the terms of the agreement.